Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
ATA Creativity Global:

We consent to the incorporation by reference in the registration statement (No. 333-231087) on Form S-8 of ATA Creativity Global of our report dated April 28, 2020, with respect to the consolidated balance sheets of ATA Creativity Global as of December 31, 2018 and 2019, and the related consolidated statements of comprehensive income (loss), changes in equity, and cash flows for nine-month period ended December 31, 2017, and each of the two years ended December 31, 2019, and the related notes, which report appears in the December 31, 2019 annual report on Form 20-F of ATA Creativity Global.

Our report refers to a change in the method of accounting for leases in 2019.

/s/ KPMG Huazhen LLP

Beijing China
April 28, 2020